

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2010

Mr. Blair Sorby
President and Chief Executive Officer
Atlas Resources, Incorp.
4759 Kester Avenue
Sherman Oaks, CA 91403

> **Re:** **Atlas Resources, Incorp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 22, 2010**
> **File No. 333-166848**

Dear Mr. Sorby:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.  Please clarify whether Mr. Holt serves as a director of your company. We note the table on page 31 lists him as a director, but he is only referred to as an officer in other places in the filing.

2.      Given your disclosure that your two officers and sole director reside in California, your sole mineral claim is in Canada, and your geologist has not visited the claim, please disclose whether your officers and director have visited the property.  In addition, explain to us in necessary detail each of the following items:

- who prepared the registration statement;
- what basis or source(s) the preparer relied upon in drafting the prospectus;
- who created the business plan that is described; and
- how Messrs. Sorby and Holt first came to be affiliated with Atlas Resources, Incorp.

We may have additional comments based on your responses.

3.      As you may be aware, there have been acquisitions or business combinations involving public start-up mining companies that have no reserves. It appears that at least some of these acquisitions or combinations result in the change of the business initially described in the prospectus filed by the start-up company with the Commission. If true, and with a view toward disclosure, confirm to us that Messrs. Sorby and Holt did not agree to purchase Atlas shares or serve as officers or directors of Atlas at least in part due to a plan, agreement, or understanding that they would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity.  Also confirm that they have no such present intention, if true.

4.      Given the unusual facts and circumstances set forth in the prospectus, explain how and when Messrs. Sorby and Holt, residents of southern California with no experience in geology or mineral exploration, developed an interest in owning and managing a mining company with operations in Ontario.

5.      If any of the following individuals has any experience in the creation, marketing, or sale of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:

- Mr. Sorby;
- Mr. Holt;
- legal counsel;
- Ms. Tremblay;
- those responsible for Messrs. Sorby and Holt's connection with Atlas; and
- any others who participated in the preparation of the prospectus disclosure.

6.  If any of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business; (b) named a new control person; (c) ceased mining activities; (d) became a delinquent filer; or (e) reported proven or probable reserves, please describe the circumstances to us in necessary detail. We may have additional comments.

Risk Factors, page 6

7.  We expect you will need to update your disclosure on page 6 to reflect $16,474 of cash as of June 30, 2010 to agree with your financial reporting.

Financial Statements, page 19

8.  Since you have not obtained audit coverage for the cumulative information, please modify the column headings, "Accumulated from July 1, 2009 (inception) through June 30, 2010" on your Statements of Operations and Statements of Cash Flows, to include a label indicating that this financial information is unaudited.

Note 1 – Basis of Presentation, page 25

9.  We note you have presented your audited and unaudited financial statements together in your latest amendment. Please revise your disclosures under this heading so that these are consistent with this presentation. Specifically, identify the financial statements that are audited and those which are unaudited, and clarify the extent to which you have presented any of this in a condensed format following the guidance in Rule 8-03 of Regulation S-X. In addition, please remove language referring readers to audited financial statements and notes appearing in your Form 10-K as you have not yet filed such a report.

    Finally, please include all footnotes required to accompany audited financial statements. For example, we note in this amendment to the registration statement you have removed income tax and earnings per share disclosures required to be included in audited annual financial statements.

Exhibit 23

10. Please ask your auditors to provide an updated consent letter which refers to the correct amendment number to the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.  Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc:     Via Facsimile

        Thomas Puzzo, Esq.
        (206) 260-0111